FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

     Enclosures:
 1.  Total Voting Rights announcement made on 29 December 2006
 2.  Transaction in Own Shares announcement made on 29 December 2006
 3.  Director/PDMR Shareholding announcement made on 29 December 2006
 4.  Director/PDMR Shareholding announcement made on 02 January 2007
 5.  Director/PDMR Shareholding announcement made on 03 January 2007
 6.  Director/PDMR Shareholding announcement made on 04 January 2007
 7.  Director/PDMR Shareholding announcement made on 05 January 2007
 8.  Director/PDMR Shareholding announcement made on 08 January 2007
 9.  Director/PDMR Shareholding announcement made on 09 January 2007
10.  Director/PDMR Shareholding announcement made on 09 January 2007
11.  Director/PDMR Shareholding announcement made on 10 January 2007
12.  Director/PDMR Shareholding announcement made on 11 January 2007
13.  Director/PDMR Shareholding announcement made on 12 January 2007
14.  Director/PDMR Shareholding announcement made on 15 January 2007
15.  Director/PDMR Shareholding announcement made on 16 January 2007
16.  Director/PDMR Shareholding announcement made on 17 January 2007
17.  Director/PDMR Shareholding announcement made on 18 January 2007
18.  Director/PDMR Shareholding announcement made on 18 January 2007
19.  Director/PDMR Shareholding announcement made on 19 January 2007
20.  Director/PDMR Shareholding announcement made on 22 January 2007
21.  Director/PDMR Shareholding announcement made on 23 January 2007
22.  Director/PDMR Shareholding announcement made on 24 January 2007
23.  Director/PDMR Shareholding announcement made on 25 January 2007
24.  Director/PDMR Shareholding announcement made on 26 January 2007
25.  Director/PDMR Shareholding announcement made on 29 January 2007
________________________________________________________________________________
Enclosure No.1

The Royal Bank of Scotland Group plc

Conformity with the Transparency Directive

In conformity with the Transparency Directive's transitional provision 6, The
Royal Bank of Scotland Group plc ('RBSG') hereby notifies that, as at today's date, its issued share capital consists of:

Share Class and nominal  Number of       Voting rights     Total Voting
value                    Shares issued   per share         rights @
                                                           29/12/2006

Ordinary
shares of
GBP0.25                 3,152,844,335        1             3,152,844,335

11% Cumulative
Preference
Shares of GBP1                500,000        4                 2,000,000

5.5% Cumulative
Preference
Shares of GBP1                400,000        4                 1,600,000

Total:                  3,153,744,335                      3,156,444,335

of which none are held in Treasury.

The above  figures  may be used by  shareholders  of the  respective  classes of shares as the denominator  for the  calculations by which they will determine if they are required to notify their  interest in, or a change to their interest in their shareholding, under the FSA's Disclosure and Transparency Rules.

________________________________________________________________________________

Enclosure No.2

                THE ROYAL BANK OF SCOTLAND GROUP plc
                      PURCHASE OF OWN SHARES

The Royal Bank of  Scotland  Group plc  announces  that on 29  December  2006 it purchased for cancellation 145,000 of its ordinary shares at an average price of
1987.753p per ordinary share.

________________________________________________________________________________

Enclosure No.3

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 29  December  2006  Bedell  Trustees  Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee  Share Trust (the "Trust")  released from the Trust
110,208 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company")  in  satisfaction  of share  options  exercised  by  employees of the
Company and its subsidiaries.

The Trust is a  discretionary  trust for the benefit of employees of the Company and its subsidiaries.  The executive  directors of the Company,  namely Sir Fred
Goodwin,  John Alastair Nigel Cameron,  Lawrence  Kingsbaker  Fish,  Mark Andrew
Fisher,   Gordon   Francis  Pell  and  Guy  Robert   Whittaker,   are  potential
beneficiaries  of the Trust and are therefore  deemed to be interested in shares held under the Trust for the purposes of Section 324 of the  Companies Act 1985.

Following  the above  transaction,  the  Trustee  of the Trust  holds  5,987,597 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.4

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 2 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
27,434 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,960,163 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.5

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 3 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
96,998 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,863,165 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.6

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 4 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
68,400 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,798,365 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.7

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 5 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
81,948 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,716,417 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.8

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 8 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
60,250 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,656,167 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.9

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 9 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
83,562 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,572,605 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)   An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.

(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP20.98

14. Date and place of transaction

8 January 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

66,850

16. Date issuer informed of transaction

8 January 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 January 2007
-------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP20.98

14. Date and place of transaction

8 January 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

205,301

16. Date issuer informed of transaction

8 January 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 January 2007

------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP20.98

14. Date and place of transaction

8 January 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

206,097

16. Date issuer informed of transaction

8 January 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 January 2007
------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP20.98

14. Date and place of transaction

8 January 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,504

16. Date issuer informed of transaction

8 January 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 January 2007
------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP20.98

14. Date and place of transaction

8 January 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,047

16. Date issuer informed of transaction

8 January 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 January 2007

------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

GBP20.98

14. Date and place of transaction

8 January 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,037

16. Date issuer informed of transaction

8 January 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

9 January 2007

________________________________________________________________________________

Enclosure No.11

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 10 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
45,731 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,526,874 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.12

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 11 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
43,069 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,483,805 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.13

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 12 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
64,851 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,418,954 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.14

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 15 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
28,500 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,390,454 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.15

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 16 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
25,050 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,365,404 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.16

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 17 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
19,200 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,346,204 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.17

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 18 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
11,020 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,335,184 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.18

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)   An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mr John Nigel Alastair Cameron

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of GBP0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr John Nigel Alastair Cameron

8 State the nature of the transaction

Shares transferred from the late Sir Donald and Lady Cameron Marriage Settlement
Trust

9. Number of shares, debentures or financial instruments relating to shares acquired

1466

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

nil

14. Date and place of transaction

18 January 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

3,478

16. Date issuer informed of transaction

18 January 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

18 January 2007

________________________________________________________________________________

Enclosure No.19

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 19 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
65,922 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,269,262 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.20

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 22 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
20,616 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,248,646 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.21

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 23 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
43,747 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,204,899 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.22

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 24 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
39,365 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,165,534 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.23

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 25 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
73,515 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,092,019 ordinary shares in the Company.
________________________________________________________________________________

Enclosure No.24

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 26 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
54,338 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,037,681 ordinary shares in the Company.

________________________________________________________________________________

Enclosure No.25

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 29 January 2007 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
15,450 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,022,231 ordinary shares in the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:31 January 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat